Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, NY 10018 goodwinlaw.com +212 813 8800

July 27, 2017

Suzanne Hayes

Christine Westbrook

Office of Healthcare and Insurance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Deciphera Pharmaceuticals, LLC
Draft Registration Statement on Form S-1
Submitted June 23, 2017
0001654151

Dear Mesdames:

This letter is confidentially submitted on behalf of Deciphera Pharmaceuticals, LLC (the “Company”) in response to comments of the staff of the Division of Corporate Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s confidential submission of the draft Registration Statement on Form S-1 submitted on June 23, 2017 (the “Registration Statement”), as set forth in the Staff’s letter dated July 21, 2017 to Michael D. Taylor, President and Chief Executive Officer (the “Comment Letter”). The Company is concurrently confidentially submitting Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced and italicized herein with responses below each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to Amendment No. 1. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to confidentially submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of each of this letter and Amendment No. 1 (marked to show changes from the Registration Statement).

DRS S-1

Prospectus Summary, page 1

1.	Please revise your pipeline development chart to include all phases of clinical development that must be completed prior to obtaining marketing approval for the specified target. Also make similar changes to your chart on page 86.

RESPONSE: The Company respectfully advises the Staff that it has revised its development pipeline chart on pages 1 and 87 in response to the Staff’s comment.

Ms. Hayes

Ms. Westbrook

Securities and Exchange Commission

July 27, 2017

2.	Please balance the stated benefits you believe your proprietary kinase switch control inhibitor platform offers with an equally prominent discussion of its disadvantages.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on pages 2, 3 and 86 in response to the Staff’s comment.

Our Drug Candidates, page 3

3.	We note your disclosure regarding your belief that results from your Phase 1 trial of DCC-2618 provide strong evidence of the power of your kinase switch control inhibitor platform. Please balance your disclosure on page 3 and throughout your prospectus to make clear that any observations regarding the efficacy of your drug candidates are your own and that later-stage trials may not produce similar disease control rate outcomes. Similarly, we note that your statement of belief on page 93 regarding the single-agent activity of DCC-2618 appears to be supported by PR observed in three patients and your conclusion at the top of page 95 is based on the evaluation of 12 patients. Please revise your disclosure to place these statements in appropriate context given that clinical trials to date have not enrolled large numbers of patients. Lastly, please revise the charts on page 101 to provide an understanding of how to interpret the relative value of the potency figures reported in each of the last two columns.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on pages 3, 87, 96, 98, 99, 103 and 104 in response to the Staff’s comment.

Implications of being an emerging growth company, page 6

4.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: The Company respectfully advises the Staff that it will provide the Staff, on a confidential basis under separate cover, copies of all written communications presented to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of such communications.

Market, Industry and Other Data, page 54

5.	Please revise your disclosure to clarify that your are liable for all information included in the registration statement.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on page 54 in response to the Staff’s comment.

Ms. Hayes

Ms. Westbrook

Securities and Exchange Commission

July 27, 2017

Use of Proceeds, page 55

6.	It appears from your disclosure that the proceeds from the offering will not be sufficient to fund development of your product candidates through regulatory approval and commercialization. Please also disclose the sources of other funds needed to reach regulatory approval and commercialization for each product candidate. Refer to Instruction 3 to Item 504 of Regulation S-K.

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on pages 55 and 56 in response to the Staff’s comment.

Grants of Share Based Awards, page 72

7.	Once you have an estimated offering price or range, please explain to us the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and will supplementally provide the requested information once the estimated offering price or range has been determined.

Business, page 81

8.	Please revise your disclosure on page 84 to clarify what you mean that you have “solved more than 100 co-crystal structures of [your] compounds bound into the switch pocket...”

RESPONSE: The Company respectfully advises the Staff that it has revised its disclosure on pages 85 and 86 in response to the Staff’s comment.

Clinical Development of DCC-2618, page 89

9.	Please tell us why you are not conducting Phase 2 trials. Additionally, tell us about any communications you have had with the FDA about the decision to go straight to Phase 3 trials.

RESPONSE: The Company respectfully advises the Staff that its decision to forego Phase 2 trials for DCC-2618 was based on favorable preliminary data from its ongoing Phase 1 trial of DCC-2618. On May 26, 2017, the Company met with the FDA for its Type B End-of-Phase 1 / Pre-Phase 3 meeting to discuss its proposed clinical development plans for DCC-2618. During the meeting, the Company proposed a randomized, multicenter Phase 3, double-blind study of DCC-2618. In this study, the Company proposed evaluating DCC-2618 plus best supportive care against placebo plus best supportive care in GIST patients who have been previously treated with imatinib, sunitinib and regorafenib. Subject to favorable data from the Company’s ongoing Phase 1 study and subsequent toxicology reports, the FDA did not object to plans for a Phase 3 trial in the absence of a prior Phase 2 trial. As such, the Company plans to proceed to a Phase 3 trial pending the FDA’s review of its Phase 3 trial protocol.

Ms. Hayes

Ms. Westbrook

Securities and Exchange Commission

July 27, 2017

General

10.	Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

RESPONSE: The Company respectfully acknowledges the Staff’s comment and informs the Staff that it has not yet determined what graphical materials or artwork it intends to use in its prospectus. The Company undertakes to include any additional graphical materials or artwork in a future pre-effective amendment to the Registration Statement and to provide the Staff with sufficient time to review such graphics or artwork prior to inclusion in any prospectus distributed to prospective investors.

Should you have any further comments or questions with regard to the foregoing, please contact the undersigned at 212-813-8853.

Sincerely,

/s/ Edwin M. O’Connor
Edwin M. O’Connor

Enclosures:

cc:	Michael D. Taylor, Deciphera Pharmaceuticals, LLC
Thomas P. Kelly, Deciphera Pharmaceuticals, LLC
Richard A. Hoffman, Goodwin Procter LLP
Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP
Marcel R. Fausten, Davis Polk & Wardwell LLP